October 12, 2007

Ms. Kathleen Krebs

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	SBA Communications Corporation

Definitive Schedule 14A

Filed April 17, 2007

File No. 0-30110

Dear Ms. Krebs:

On behalf of SBA Communications Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated August 21, 2007, regarding the Company’s 2007 Definitive Proxy Statement. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. With respect to the remaining comments, unless otherwise discussed below, we will comply with your comments in future filings to the extent that the executive compensation programs or policies discussed in such comment continue to be utilized by our Compensation Committee. In that regard, please note that our Compensation Committee has recently engaged a new compensation consultant who is in the process of reviewing and providing recommendations with respect to all of the Company’s executive compensation programs and policies. Accordingly, future compensation arrangements may not be similar to prior compensation arrangements.

Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Compensation Discussion and Analysis, page 14

1.	On page 15 you state that you “establish total compensation based on [among other things] [y]our financial and operational performance and other factors regarding the individual officer such as level of responsibility, prior experience, and [y]our judgment as to that officer’s individual performance.” On page 16 regarding base salary increases and on page 17 regarding the “subjective component” of cash bonus determinations, you make similar statements about apparently individually-tailored considerations the compensation committee undergoes in determining officer compensation. Throughout your compensation discussion and analysis, please analyze how the committee’s consideration of these individual performance, subjective and other mentioned factors resulted in the particular amounts paid for each compensation element to each officer for the last fiscal year. See Item 402(b)(2)(vii) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

In our future filings, we will expand our disclosure to explain the method and the extent that subjective performance evaluations of each member of our Officer Group (which includes our named executive officers and our chief accounting officer) are utilized in establishing base salary, cash bonuses or any item of compensation for such executive. Under our current compensation program, a component in the determination of the compensation of each member of our Officer Group (other than portions of such compensation that are tied to performance metrics) is an evaluation of the individual executive officer’s performance and his contribution to the Company. Annually, the Compensation Committee evaluates the CEO’s individual performance and the CEO evaluates the individual performance of each other member of our Officer Group and presents such evaluation to the Compensation Committee for its consideration. This evaluation is inherently subjective and depends on an over-all analysis of the effectiveness of the individual executive and his ability to meet Company expectations. With respect to base salary, the Compensation Committee has not historically assigned any particular weighting to this subjective evaluation. With respect to the subjective component of the cash bonus, the Compensation Committee did not assign any specific weighting to the factors (set forth on pages 17 and 18 of the Proxy Statement) it considered in determining the actual amount of the subjective component of the cash bonus paid.

2.	The summary compensation table on page 23 and other disclosure in compensation discussion and analysis show that Mr. Stoops’ compensation is notably higher than the other named executive officers’ compensation. Please expand your disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers so that it is apparent whether the disparities reflect material differences in your policy or decision-making regarding the executives’ compensation. See Section II.B.1 of Securities Act Release No. 8732A.

In our future filings, we will expand our disclosure to explain the reasons for the differences in the amounts of compensation awarded to each member of our Officer Group (including Mr. Stoops), so that it is apparent that the differences do not reflect material differences in our policy or decision-making regarding the executives’ compensation and instead reflect the different roles and responsibilities of each member of our Officer Group together with the information gathered by the Compensation Committee from an analysis of the compensation levels within the Compensation Peer Group and Composite Survey Group.

Compensation Setting Process, page 14

3.	We note your statement on page 15 that you reviewed the “compensation practices of the Survey Group” and “created composite weighted compensation levels” based in part on your review of Survey Group compensation practices. Identify all of the companies in the Survey Group that you considered for benchmarking purposes. Also, to the extent you have not already done so, discuss how your compensation committee considered the levels and elements of the benchmarked companies’ compensation in determining the various levels and elements of your executive compensation.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

The compensation practices of the Survey Group referred to in the Proxy Statement were obtained from a proprietary report provided to us by our former compensation consultant, Mercer Human Resource Consulting (“Mercer”), and did not include the names of the participating companies or compensation information by company. Based on conversations with Mercer, we understand that surveys are sent out to a broad group of companies in the telecommunications industry. However, replies from such companies are done on an anonymous basis and therefore it is impossible to identify those companies that actually participated in the survey. With respect to a discussion on how our Compensation Committee considered the levels and elements of the benchmarked companies, we refer the Staff to the last paragraph under “Benchmarking Against Our Peer Group” beginning on page 15 of the Proxy Statement in which we clarify that the Compensation Committee does not target the cash bonus targets, equity grants or total compensation of its Officer Group to any specific percentile of the weighted compensation levels for such compensation components, but rather seeks to “establish total compensation based on the reviews of the comparative data, our financial and operational performance and other factors regarding the individual officer such as level of responsibility, prior experience, and our judgment as to that officer’s individual performance.” In 2007 the Compensation Committee did, however, work under a guideline regarding the amount of any increase in base salary, whereby there would be no increase in the base salary of a member of the Officer Group if such increase would cause such officer’s base salary to exceed 115% of the 50th percentile or 100% of the 75th percentile of the weighted compensation level for base salaries and the increase would not exceed the market average increase (as determined by the Compensation Committee’s consultant) if the base salary of such officer was above 100% of the 50th percentile.

In our future filings we will expand this disclosure to clarify how our Compensation Committee considered the levels and elements of the weighted compensation survey in determining the various levels and elements of our executive compensation.

Executive Compensation Components and Practices, page 16

Cash Bonuses, page 16

4.	Describe what kinds of “unique or extraordinary circumstances” would warrant any of the officers’ receiving more than 100% of the officer’s respective annual cash bonus opportunity.

While the Compensation Committee has not determined a list of those specific circumstances that would constitute unique or extraordinary circumstances, it believes that those circumstances are those that were not contemplated in the Company’s annual planning, budgeting or cash bonus performance goal setting processes. For example, as discussed in the Proxy Statement, in 2006 the Compensation Committee awarded each member of our Officer Group a special discretionary bonus relating to the successful

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

acquisition of AAT Communications Corp. (“AAT”), resulting in each member of the Officer Group receiving more than 100% of their respective annual cash bonus opportunity. While the Company’s planning, budgeting and cash bonus performance goals for 2006 had contemplated acquisitions, the Compensation Committee believed the acquisition of AAT to be a “unique or extraordinary circumstance” in that it was a single $1.0 billion acquisition that significantly enhanced the Company’s organic revenue and cash flow, increased the Company’s tower portfolio by over 50% and changed the Company’s geographic footprint from the Eastern third of the United States to nationwide coverage. In our future filings we will expand this disclosure to clarify that unique or extraordinary circumstances are those circumstances that were not contemplated in the Company’s annual planning, budgeting or cash bonus performance goal setting processes.

5.	On page 17 you state the types of company performance measures the committee established for determining cash bonuses. Please also disclose the performance targets and threshold levels that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm.

In National Parks & Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974), the court held that financial or commercial information should be afforded confidential treatment if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770. In National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976), the court held that the person who desires to keep information confidential must show that they actually face competition and that substantial competitive injury would likely result from disclosure, but that “[n]o actual adverse effect on competition need be shown.” 547 F.2d at 683. See also Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 and Professional Review Organization of Florida v. United States Dept. of Health, 607 F.Supp. 423, 425-26 (D.D.C. 1985).

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

The Company believes that the specific performance targets or threshold levels used by the Compensation Committee to establish cash bonuses for members of the Officer Group are commercial and financial in nature and disclosure of such information would cause substantial harm to the Company’s competitive position by revealing proprietary information regarding the Company’s internal business and strategic plan that would be used by the Company’s competitors and customers to their benefit and the Company’s detriment.

The Company owns a portfolio of wireless communications towers and leases space on the towers to wireless service providers. The Company increases the size of its tower portfolio with active programs of developing new towers and acquiring existing towers from smaller tower companies. The Company also provides development and construction services to wireless service providers. Each of these business segments is extremely competitive. The Company competes with national, regional and local tower companies who own and manage towers with respect to tenants and capital resources. With respect to its development and construction services, the Company competes with numerous local competitors, several national competitors (including Alcoa Fujikura Ltd., Bechtel Corporation, Black & Veach Corporation and General Dynamics Corporation) and wireless service providers’ internal staff. Additionally, the level of competition has been further heightened in recent years with the consolidation of tower companies and the consolidation of wireless services providers, such as the recent AT&T-Cingular and Sprint-Nextel mergers, resulting in increased competition for the remaining independent towers to be acquired and increased pricing power in the hands of the fewer and larger remaining wireless service providers leasing space on towers and buying development and construction services.

The performance targets used to establish cash bonus payments are based on the Company’s internal business and strategic plan, which the Company considers to be confidential and sensitive competitive information. To the extent that the performance targets relate to financial or operational targets for which the Company does not provide publicly announced guidance (e.g., acquisition targets and site development segment gross profit), disclosure of the targets would provide the Company’s competitors with insight into the Company’s strategic plan that could be used to the Company’s detriment. For example, knowledge of the acquisition performance targets (whether established by reference to the number of towers or the dollar amount of acquisitions) that executives were working towards would give potential sellers an unfair advantage in negotiating the sale of their towers and give competing tower companies an unfair advantage in competing for the same towers that the Company is pursuing. Knowledge of the site development segment gross profit performance targets that executives were working towards would give the Company’s customers an unfair advantage in negotiating pricing for the Company’s services.

With respect to performance measures that the Company currently provides public announced guidance (e.g., Adjusted EBITDA and new tower builds), the Company provides guidance in a range of amounts that the Company strongly believes are likely to be achieved. In contrast, performance targets used to establish cash bonus payments to executives are set at levels intended to incentivize

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

executive officers to use maximum effort to materially improve the annual results of the Company, which maximum efforts are likely to include confidential new initiatives or strategies. Prospective disclosure of the performance targets used to establish bonus payments would provide competitors and customers unfair insights into the Company’s internal evaluation of potential market opportunities, initiatives and strategies, whether the Company was ahead of or behind budget during the course of the year, and the Company’s internal evaluation of the likelihood of achieving results at one end or the other of publicly announced guidance. With this knowledge, competitors and customers could adjust their own negotiating strategies and affect the Company’s success in achieving favorable results impacting these Company performance measures.

Additionally, the Company’s ability to successfully compete with other tower companies is heavily dependent on its ability to access capital to, among other things, fund portfolio growth. In that regard, clear and consistent communication with the investment community is essential. To require prospective disclosure of internal targets for bonus payments for performance measures that are not part of the Company’s publicly announced guidance (e.g., acquisition targets and site development segment gross profit) or internal targets for bonus payments for performance measures included in the Company’s publicly announced guidance (e.g., Adjusted EBITDA and new tower builds) that are set at levels materially different than public guidance for the particular measures could lead to incorrect expectations in the investment community and increased volatility in the Company’s equity or debt securities. As the Company sometimes uses common stock as consideration in its acquisition of towers, increased volatility of the Company’s equity securities could negatively affect the ability of the Company to compete in the acquisition of new towers. Increased volatility of the Company’s existing debt securities could negatively affect the Company’s ability to raise debt in the future to fund portfolio growth.

Furthermore, the Company believes that it is not only the prospective disclosure of specific performance targets or threshold levels for yet to be paid cash bonuses that is likely to cause competitive harm. Retrospective disclosure of specific performance targets or threshold levels also presents the likelihood of competitive harm. Competitors and customers would be able to analyze historical disclosures to determine whether patterns exist between the Company’s past performance and past bonus payment targets or threshold levels and use such patterns to estimate the current performance targets or threshold levels. If these estimates were accurate, they could be used by the Company’s competitors and customers to the Company’s competitive detriment for all the reasons described above. Even if these estimates were inaccurate, they could be used by competitors or customers to create perceptions in the market. This would place the Company in the position of either disclosing confidential strategic information or prospective disclosure of its current year threshold levels, which could cause competitive harm for the reasons discussed above, or to permit the misperceptions to continue in the market, which themselves could cause competitive harm.

Furthermore, the Company believes that the disclosure in the Compensation Discussion and Analysis section of the Proxy Statement with respect to the 2006 and 2007 Company performance measures and in the Company’s Form 8-K filed on

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

March 19, 2007 provide investors with a sufficient basis to understand the Company’s compensation policies and that disclosure of the specific targets or threshold levels is not necessary to understand the Company’s compensation policies. Finally, this information would not customarily be released to the public.

In the Company’s future filings, the Company will expand its discussion as to how difficult it would be for us to achieve the undisclosed target or threshold levels for the Company performance measures by disclosing how often during the past years the Company has met the target or threshold level of each performance measure and expand its disclosure regarding how likely it will be for the Company to achieve the target or threshold levels.

6.	For each named executive officer, disclose how much weight you afford to achievement of company performance goals versus individual performance goals in determining performance-based compensation awards.

In our future filings, we will disclose the weight the Compensation Committee assigns to the achievement of individual performance goals versus the aggregate weight that the Compensation Committee assigns to the achievement of Company performance goals in determining performance-based compensation awards. For 2007, the weight assigned to the achievement of individual performance goals for cash bonuses was 25% for each of Messrs. Stoops, Bagwell and Hunt and 50% for Mr. Macaione. However, the Compensation Committee believes that prospective disclosure of the specific weighting assigned to each specific company performance goal and the member(s) of the Officer Group assigned to a specific goal or goals would disclose confidential information regarding the Company’s internal strategic plan regarding the focus on one business segment over another and permit competitors to use this information to cause the Company competitive harm. For example, as part of its growth strategy, the Company grows its portfolio through both new tower builds and acquisitions. The Company believes that prospective disclosure of the relative weights assigned to these two measures for each member of the Officer Group would provide competitors and potential sellers of towers, tower-related assets and land confidential information regarding the Company’s internal strategic plan for growth and its expectations regarding which type of tower portfolio growth the Company intends to focus on in any particular year. With this information, competitors and potential sellers of towers, tower-related assets and land would have the ability to adjust their negotiating tactics in dealing with the Company and cause the Company competitive harm. Retrospective disclosure of the specific weighting assigned to each of these specific company performance goals and disclosure as to which members of the Officer Group were assigned which specific performance goal would provide competitors insights to current year weightings.

7.	We note your disclosure on page 17 as to when the compensation committee establishes performance goals for the fiscal year. To the extent you have available information regarding such targets for the current fiscal year because you already have set the targets, please include disclosure regarding them in your compensation discussion and analysis. See Instruction 2 to Item 402(b) of Regulation S-K.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

In our future filings, we will provide information regarding current fiscal year performance goals necessary for the understanding of the compensation arrangements of the members of the Officer Group to the extent such information has been determined by the Compensation Committee and is available at the time the Company files its proxy statement. With respect to 2007 performance goals, we refer the Staff to the last paragraph under “Cash Bonuses” on page 18 of the Proxy Statement. In the paragraph, we disclosed the 2007 minimum target cash bonus opportunities for each member of our Officer Group (other than Mr. Silberstein), the 2007 Company financial and operational measures that would determine a portion of each member of our Officer Group’s cash bonus opportunity (i.e., new tower builds, tower acquisitions, Adjusted EBITDA and site development segment operating profit), and that the bonus opportunity for Mr. Silberstein would be primarily determined pursuant to a formula that measures the net revenue added to our tower portfolio from new tenant leases and amendments to existing tenant leases.

With respect to disclosure of the specific target or threshold performance levels established by the Compensation Committee for the 2007 cash bonus payments, please see our response to comment 5 above for a discussion of why we believe that such disclosure would result in competitive harm to the Company and should be afforded confidential treatment. With respect to disclosure of the specific formula to be utilized to determine the cash bonus of Mr. Silberstein, please see our response to comment 8 below for a discussion of why we believe this information would result in competitive harm to the Company and should be afforded confidential treatment.

8.	We note your disclosure on page 18 of your different treatment of Mr. Silberstein regarding cash bonuses. Please also explain why you have treated his compensation matters differently and how the terms of his compensation relate to your general compensation objectives stated in the beginning of your compensation discussion and analysis. Also disclose the “specific formula” the committee used to determine the amount of his quarterly cash bonus.

In our future filings, we will expand our disclosure regarding Mr. Silberstein to explain why his annual cash bonus is treated differently than those of the other members of the Officer Group and how the terms of his compensation relate to the Company’s general compensation objectives. Cash bonus payments to Mr. Silberstein have been treated differently than cash bonuses to other members of the Officer Group because the nature of Mr. Silberstein’s responsibilities at the Company are different from the other members of the Officer Group. As Vice President – Property Management, Mr. Silberstein is primarily responsible for our tower leasing efforts and is the “lead salesman” for our site leasing business. As such, the Compensation Committee has determined that Mr. Silberstein’s position is uniquely suited to an unlimited incentive compensation component directly tied to specific quarterly

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

performance/sales measurements tied to our lease activity for the quarter (including net revenue added to our tower portfolio from new tenant leases, rent escalator and lease amendments to existing tenant leases).

However, the Company believes that the weight assigned to each component and the actual formula used to determine Mr. Silberstein’s quarterly bonus are commercial and financial in nature as defined in National Parks & Conservation Assoc. v. Morton, 498 F.2d 765 (D.C. Cir. 1974) and pursuant to National Parks & Conservation Assoc. v. Morton should be afforded confidential treatment if disclosure of the information is likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” 498 F.2d at 770.

As set forth in National Parks & Conservation Assoc. v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976), in order to request that information be kept confidential, the Company must show that it actually faces competition and that substantial competitive injury would likely result from disclosure, but “[n]o actual adverse effect on competition need be shown.” 547 F.2d at 683. See also Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 and Professional Review Organization of Florida v. United States Dept. of Health, 607 F.Supp. 423, 425-26 (D.D.C. 1985). As described above in the Company’s response to Comment 5, the Company participates in an extremely competitive industry in which consolidation has resulted in increased pricing power being in the hands of fewer and larger wireless service providers as prospective tenants for its towers. Disclosing the weight assigned to each component and the formula for calculating Mr. Silberstein’s bonus would provide the wireless service providers with unfair insight into which leasing metrics (e.g., monthly rental rates, escalation rates, etc.) are most important to the Company, what the Company’s (and Mr. Silberstein’s) targets are for such metrics, and whether the Company (or Mr. Silberstein) is ahead or behind budget during the course of the year with respect to such metrics. With this knowledge, the wireless service providers could adjust their own negotiating strategies and affect the Company’s success in achieving favorable leasing results.

The Company believes that retrospective disclosure of the weight assigned to each component and the actual formula used to determine Mr. Silberstein’s quarterly bonus would also result in competitive harm for those reasons set forth in the Company’s response to Comment 5 above. Finally, this information would not customarily be released to the public and the Company believes that the disclosure in the Company’s Proxy Statement provides investors with a sufficient basis to understand the Company’s compensation policy for Mr. Silberstein.

Equity-Based Compensation, page 18

9.	Describe the general guidelines the compensation committee established for the number of options to be awarded to each named executive officer and how the committee’s consideration of those guidelines resulted in the amounts awarded to each named executive officer. To the extent this award practice constitutes an incentive plan, please revise your disclosures regarding the awards in the grants of plan-based awards table accordingly.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

In future filings we will revise our disclosure to explain that in 2005 the Compensation Committee established guidelines which generally established the number of options to be awarded to each member of the Officer Group annually through 2007. The amounts established for each member of the Officer Group were based on the Compensation Committee’s subjective analysis, in consultation with its compensation consultant, as to the total compensation of each member of the Officer Group, and the appropriate amount of equity that each officer position should receive as a portion of total compensation. This internal guideline was not binding on the Compensation Committee.

The Company believes that the options were correctly classified as “Other Option Awards” rather than incentive plan awards. Pursuant to Item 402(a)(6)(iii) of Regulation S-K,

“[t]he term incentive plan means any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure.”

There were no performance measures established for the determination of the number of options to be awarded. Furthermore, the vesting of such options is based solely on the passage of time, not on the achievement of any performance or market conditions. No awards of options have been made on the basis of past performance results. Consequently, the Company classified these options under “All-Other Option Awards” rather than under “Estimated Future Payouts Under Equity Incentive Plan Awards.”

Severance and Change of Control Benefits, page 20

10.	Please discuss how your change-in-control arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Our change-in-control arrangements are a direct result of negotiations between the Company and each of Messrs. Stoops, Bagwell, Hunt and Macaione in the context of their employment agreements. The Compensation Committee determined that the change-in-control arrangements were necessary at the time each employment agreement was executed to assist us in retaining each of the executives and to be competitive with the change-in-control arrangements offered to top executive officers by other large, public companies. The structure, terms and payout levels of the change-in-control arrangements reflect what the Compensation Committee deemed, in consultation with its outside counsel and compensation consultant, to be competitive at the time such arrangements were

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

adopted with arrangements offered to similarly situated executives at other large, public companies both inside and outside of the telecommunications industry. Since the arrangements are contained in employment agreements, the Compensation Committee does not review and evaluate change-in-control arrangements annually. While cognizant of their terms, the Compensation Committee does not view the change-in-control arrangements as an element of current compensation and such arrangements do not affect the Compensation Committee’s annual decisions with respect to the compensation elements of our compensation program.

Executive Compensation, page 23

2006 Grants of Plan-Based Awards Table, page 24

11.	On page 17 you state that “[a] substantial portion of the annual cash bonus opportunity … is tied directly to the achievement of company-wide financial and strategic performance goals.” To the extent this award practice constitutes an incentive plan, please revise your disclosures regarding the awards in the grants of plan-based awards table, accordingly.

The Company does not believe that the annual cash bonuses awarded to members of our Officer Group are part of an incentive plan. Therefore, the Company believes that they were correctly classified in the “bonus” column and were not reportable in the Grants of Plan-Based Awards table. Although, a substantial portion of the annual cash bonus opportunity for each member of the Officer Group is tied directly to the achievement of consolidated financial and strategic performance goals, each officer has a material component (ranging from 25% to 50%) based on a subjective evaluation of his performance. For the subjective component, the determination of what portion of this component the officer is entitled to is based on the discretion of the Compensation Committee. In determining that the cash bonuses did not qualify as an “incentive plan award,” the Company considered the fact that a material portion of the cash bonus was not based on performance measures determined at the beginning of the period and that, consequently, there were no performance measures with respect to the discretionary component of the cash bonus that were communicated to the members of the Officer Group. Based on the Company’s understanding of current advice from securities practitioners, if a compensation committee maintains significant discretion, an award would not qualify as an “incentive plan award.”

Potential Payments upon Termination or Change-in-Control for 2006, page 28

12.	So that shareholders may understand which events trigger the termination payments, please briefly describe what you mean by “good reason,” “without cause,” and “change of control.”

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

In our future filings, we will describe what we mean by “good reason,” “without cause” and “change of control” in textual form to accompany the Potential Payments Upon Termination or Change-in-Control Table. Under our current compensation program, what we mean by “good reason,” “without cause” and “change of control” are the meanings these terms are given in the employment agreements of Messrs. Stoops, Bagwell, Hunt and Macaione and the Company’s 1999 Equity Participation Plan and 2001 Equity Participation Plan.

Director Compensation, page 30

13.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

In our future filings, we will disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to our financial statements and the applicable footnotes to our financial statements similar to the disclosure we made in textual form immediately preceding the Summary Compensation Table.

14.	Disclose the aggregate number of stock awards and aggregate number of option awards outstanding at fiscal year end held by each of the directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

In our future filings, we will disclose the aggregate number of stock awards, if applicable, and aggregate number of option awards outstanding at fiscal year end held by each of the directors by reference to a footnote that will disclose such information.

Finally, as requested in the Commission Staff’s comment letter, dated August 21, 2007, regarding the Company’s 2007 Definitive Proxy Statement, this confirms on behalf of the Company that the Company acknowledges:

•	that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	that Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kathleen Krebs

October 12, 2007

If you have any questions regarding the above, please contact the undersigned at (305) 789-7548.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:	/s/ Kara L. MacCullough
Kara L. MacCullough

cc:	SBA Communications Corporation
Jeffrey A. Stoops, Chief Executive Officer
Thomas P. Hunt, General Counsel